UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   HJERPE, WILLIAM M.
   Honeywell Europe SA
   3, Ave du Bourget
   Brussels,   B 1140
   Belgium
2. Issuer Name and Ticker or Trading Symbol
   Honeywell Inc.
   HON
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   11/1998
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   President, Honeywell Europe
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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Common Stock               |11/24/|M   | |210*              |A  |$36.06     |                   |      |                           |
                           |98    |    | |                  |   |           |                   |      |                           |
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Common Stock               |11/24/|M   | |2,772*            |A  |$36.06     |                   |      |                           |
                           |98    |    | |                  |   |           |                   |      |                           |
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Common Stock               |11/24/|S   | |2,082*            |D  |$81.6875   |                   |      |                           |
                           |98    |    | |                  |   |           |                   |      |                           |
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Common Stock               |12/1/9|M   |V|2,626*            |A  |$38.07     |                   |      |                           |
                           |8     |    | |                  |   |           |                   |      |                           |
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Common Stock               |12/1/9|F   |V|1,264*            |D  |$79.0313   |                   |      |                           |
                           |8     |    | |                  |   |           |                   |      |                           |
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Common Stock               |12/1/9|M   |V|3,018*            |A  |$33.125    |                   |      |                           |
                           |8     |    | |                  |   |           |                   |      |                           |
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Common Stock               |12/1/9|F   |V|1,264*            |D  |$79.0313   |                   |      |                           |
                           |8     |    | |                  |   |           |                   |      |                           |
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Common Stock               |12/1/9|M   |V|2,308*            |A  |$43.3125   |                   |      |                           |
                           |8     |    | |                  |   |           |                   |      |                           |
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Common Stock               |12/1/9|F   |V|1,264*            |D  |$79.0313   |45,304             |D     |                           |
                           |8     |    | |                  |   |           |                   |      |                           |
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                           |      |    | |                  |   |           |1,156              |I     |401(k) Plan Trust          |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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Employee Stock Option |$36.06  |11/24|M   | |210        |D  |1/22/|7/16/|Common Stock|210    |       |            |   |            |
(right to buy)        |        |/98  |    | |           |   |93   |00   |            |       |       |            |   |            |
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Employee Stock Option |$36.06  |11/24|M   | |2,772      |D  |1/22/|7/16/|Common Stock|2,772  |       |            |   |            |
(right to buy)        |        |/98  |    | |           |   |93   |00   |            |       |       |            |   |            |
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Employee Stock Option |$38.07  |12/1/|M   |V|2,626      |D  |7/20/|7/20/|Common Stock|2,626  |       |            |   |            |
(right to buy)        |        |98   |    | |           |   |94   |03   |            |       |       |            |   |            |
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Employee Stock Option |$33.125 |12/1/|M   |V|3,018      |D  |7/19/|7/19/|Common Stock|3,018  |       |            |   |            |
(right to buy)        |        |98   |    | |           |   |95   |04   |            |       |       |            |   |            |
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Employee Stock Option |$43.3125|12/1/|M   |V|2,308      |D  |7/18/|7/18/|Common Stock|2,308  |       |            |   |            |
(right to buy)        |        |98   |    | |           |   |96   |05   |            |       |       |            |   |            |
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Employee Stock Option |$79.0313|12/1/|A   |V|1,264      |A  |12/1/|7/18/|Common Stock|1,264  |       |126,215     |D  |            |
(right to buy)        |        |98   |    | |           |   |99   |05   |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
* A series of stock options exercised resulting in a net increase in ownership of 5,060 shares.
SIGNATURE OF REPORTING PERSON
/s/ Kathleen M. Gibson on behalf of William M. Hjerpe
DATE
December 8, 1998